UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                             -----------------------

                                 SCHEDULE 14D-9

                             -----------------------

            Solicitation/Recommendation Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                TSI Incorporated
                            (Name of Subject Company)

                                TSI Incorporated
                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    872876107
                      (CUSIP Number of Class of Securities)

                             Laura J. Cochrane, Esq.
                         Secretary and Corporate Counsel
                                500 Cardigan Road
                                 P.O. Box 64394
                             St. Paul, MN 55164-0394
                                 (651) 483-0900
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Richard N. Flint, Esq.
                    Gray, Plant, Mooty, Mooty & Bennett, P.A.
                                3400 City Center
                              33 South Sixth Street
                           Minneapolis, MN 55402-3796
                                 (612) 343-2800

Item 1. Security and Subject Company

     The title of the class of equity securities to which this Statement relates is Common Stock, $0.10 par value ("Shares"), of TSI Incorporated, a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is 500 Cardigan Road, Shoreview, Minnesota 55126.

Item 2. Tender Offer of the Bidder

     This Statement relates to the tender offer (the "Fauth Offer") of John J. Fauth ("Fauth"), JJF Acquisition, Inc., a Minnesota corporation (the "Bidder"), and JJF Group, Inc., a Minnesota corporation formed and solely owned by Fauth, disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 12, 1999, as amended or supplemented (the "Schedule 14D-1"), to purchase a minimum of at least 50.1% of the Shares on a fully diluted basis for cash at $14.00 net per share. JJF Group, Inc. is the parent corporation of JJF Acquisition, Inc. The
Schedule 14D-1 states that the principal executive offices of the Bidder and JJF Group, Inc. and the business address of Fauth are located at 3100 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402.

Item 3. Identity and Background

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts between the Company and certain of its executive officers are described under the section captioned "EMPLOYMENT CONTRACTS" on pages 15 and 16 of the Company's Proxy Statement dated July 2, 1999 (the "Proxy Statement") for its Annual Meeting of Stockholders to be held July 22, 1999 (the "Annual Meeting") and such section is incorporated by reference into this Statement. A copy of such section of the Proxy Statement is filed as Exhibit
(c)(1) to this Statement.

     Except as set forth above in this Item 3, to the best knowledge of the Company, there are no contracts, agreements, arrangement or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Bidder, JJF Group, Inc., Fauth or their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

     (a) The Bidder has offered to purchase all outstanding Shares at a purchase price of $14 per share, net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 12, 1999 of the Bidder ("Offer to Purchase") and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the Fauth Offer), copies of which were filed as exhibits to the Schedule 14D-1. The Fauth Offer and withdrawal rights expire at 12:00 midnight, Eastern Time, on Wednesday, August 11, 1999, unless the Fauth Offer


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is extended to a later date and time (the "Expiration Date"). Shares that are tendered pursuant to the Fauth Offer may be withdrawn at any time prior to the Expiration Date.

     The Fauth Offer is subject to fulfillment of certain conditions, including the following:

1. Minimum Tender Condition. There being validly tendered and not withdrawn prior to the Expiration Date that number of Shares, which when added to the number of Shares owned by the Bidder and its affiliates, represents a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase. According to the Schedule 14D-1, approximately 5,012,506 Shares must be tendered to satisfy this requirement.

2. Control Share Condition. The Bidder having determined in its sole discretion that the Minnesota Control Share Acquisition Act is inapplicable to the Fauth Offer or that it otherwise will not have the effect of denying voting rights to the Shares acquired by the Bidder in the Fauth Offer.

3. Business Combination Condition. The Bidder being satisfied in its sole discretion that a committee of disinterested directors of the Company has approved the Fauth Offer in accordance with Section 302A.673 of the Minnesota Statutes.

4. Election Condition. The election at the 1999 Annual Meeting of the Company's stockholders (the "Annual Meeting") of Fauth's three director nominees.

5. Defensive Action Condition. The adoption of an amendment to the Company's Articles of Incorporation at the Annual Meeting prohibiting the Company's Board from adopting any defensive action with a primary purpose of preventing a change of control of the Company unless such action is approved by the unanimous vote of the Board.

6. Meeting Date Condition. The adoption of an amendment to the Company's bylaws at the Annual Meeting providing that the annual meeting of stockholders for the year 2000 shall be held not later than July 20, 2000, and the Board shall give notice of the meeting on or before June 20, 2000.

7. Bylaw Repeal Condition. The adoption of an amendment to the Company's bylaws at the Annual Meeting providing that any bylaws adopted by the Board between May 29, 1999, and the date of adoption of the bylaw amendment are repealed.

8. Bylaw Amendment Protection Condition. The adoption of an amendment to the Company's bylaws at the Annual Meeting prohibiting the Company's Board from amending or repealing any bylaws adopted by the Company's stockholders.


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9. Anti-Poison Pill/Dilution Condition. The adoption of an amendment to the
Company's Articles of Incorporation at the Annual Meeting prohibiting the adoption of a shareholder rights plan (also known as a "poison pill") or the issuance of the Company's securities that could increase the number of outstanding Shares to more than 11,500,000 Shares without unanimous Board approval during the period from the Annual Meeting until December 31, 2000.

10. Financing Condition. The Bidder being satisfied in its sole discretion that it has obtained sufficient financing to consummate the Fauth Offer.

     At this time, the Bidder does not have a binding commitment to finance the Fauth Offer. According to the Schedule 14D-1, the Bidder's parent corporation is expected to contribute $30 million in cash to the Bidder which it will borrow from Churchill Industries, Inc., an industrial holding company that is wholly owned by Fauth. The loan is expected to be unsecured and guaranteed by Fauth, to bear interest at the rate of 3.25% over the London Interbank Offer Rate and to have a five-year term. The Schedule 14D-1 also states that BNY Capital Markets, Inc. has provided the Bidder with a "highly confident letter" dated July 9, 1999, indicating that it was highly confident that it could obtain commitments from lenders for a senior secured credit facility in an amount to fund a portion of the payment obligations under the Fauth Offer. The July 9, 1999 letter of BNY Capital Markets, Inc. expressly states that it is not making a binding commitment to provide financing to the Bidder. In addition, any financing provided by or through BNY Capital Markets, Inc. is subject to satisfaction (or waiver) of numerous conditions, including but not limited to, the following:

o no material adverse change in the financial condition, results of operations, business or prospects of the Company, the Bidder or Churchill Industries, Inc. and their subsidiaries since March 31, 1999, as determined in the sole discretion of BNY Capital Markets, Inc.;

o no material adverse change in the market for high yield securities or capital markets in general, in the opinion of BNY Capital Markets, Inc.;

o consolidated pro forma capitalization of the Company following the second-step merger proposed by Fauth, assuming consummation of the Fauth Offer and related permanent financings being acceptable to BNY Capital Markets, Inc.;

o audited and unaudited historical financial statements (including unaudited pro forma financial statements) of the Company and its subsidiaries conforming to the requirements of the Securities and Exchange Commission being acceptable to BNY Capital Markets, Inc.;

o BNY Capital Markets, Inc. not having discovered or otherwise becoming aware of any information not previously disclosed to it that it believes is inconsistent in a material and adverse manner with BNY Capital Markets, Inc.'s understanding


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

     concerning the business, operations, property, condition (financial or otherwise) or prospects of the Company, the Bidder or Churchill Industries, Inc.;

o terms, structure and arrangements regarding the financing and other financing for the Fauth Offer being acceptable to BNY Capital Markets, Inc.;

o execution and delivery of definitive documentation relating to the financing acceptable to BNY Capital Markets, Inc.;

o    receipt of all appropriate regulatory approvals; and

o no change or proposed change in laws that could be expected to adversely affect the economic consequences of the Fauth Offer.

     The Bidder states in the Schedule 14D-1 that it expects to finance the additional amounts needed to consummate the Fauth Offer through additional equity contributions to it or additional borrowings by the Bidder although no specific arrangements have been made to obtain such additional financing.

     The Bidder will pay all charges and expenses of R.J. Steichen & Co., as Dealer Manager, Firstar Bank of Minnesota, N.A., which is serving as Depository, and Beacon Hill Partners, Inc., which is serving as Information Agent, incurred in connection with the Fauth Offer.

     At its meeting of July 15, 1999, after considering numerous factors, the Board of Directors of the Company unanimously rejected the Fauth Offer. The Board of Directors considered the Fauth Offer to be highly contingent and without adequate assurances that financing would be available to carry it out. In addition, the Board of Directors concluded that acceptance of the Fauth Offer and the Fauth proxy proposals would make it extremely difficult for the Company to seek out alternative transactions at a greater value. The Board of Directors strongly and unanimously recommends that the Fauth Offer be rejected by the Company's stockholders.

     (b) The Company's Board of Directors has been aware of Fauth's interest in the Company for some time. On November 25, 1998, two Board members met with Fauth. These members reported on their meeting with Fauth at the December 10, 1998, Board meeting and Fauth's interest was discussed. Mr. James Doubles, Chairman, President and Chief Executive Officer of the Company, met with Fauth, and Fauth reaffirmed his interest in the Company, including his interest in taking the Company private. Mr. Doubles reported these discussions to the Board at the March 26, 1999, Board meeting. At that time the Board also discussed Fauth's March 11, 1999, letter in which he proposed taking the Company private, the Company's five-year projections for revenue, earnings and earnings per share, data on the Company's stock history for a two-year period, and information submitted by management outlining various valuation methods and providing preliminary estimates of the Company's stock value. After


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

discussion, the Company's Board determined it needed further study of the matter, and management was directed to bring advisors to the April Board meeting who could give an educational presentation and provide insights on means of enhancing stockholder value.

     At the April 23, 1999, Board meeting, a principal of William Blair & Company ("William Blair"), an investment banking firm, made a presentation on possible ways to enhance stockholder value. He also discussed market statistics of various companies, including measurement and control instrumentation companies. Following that presentation, the Board unanimously agreed to reject Fauth's overture. The Board agreed that remaining as an independent public company was in the long-term best interest of the Company's stockholders. Mr. Doubles communicated this to Fauth by letter dated April 27, 1999.

     On May 13, 1999, two attorneys representing Fauth met with the Company's counsel. They advised the Company's counsel that Fauth did not intend to accept the Board's decision to remain an independent public company and that Fauth intended to pursue the matter aggressively. This meeting was followed, on May 21, 1999, by Fauth's demand for a stockholder list and other corporate information. On June 1, 1999, the Company provided Fauth with the information that he was entitled to under Minnesota law.

     Fauth's interest in the Company was again discussed at the May 27, 1999, Board meeting, at which time it was concluded that William Blair would be retained to advise the Board. The Board also scheduled a meeting in mid-June to address the revised strategic and operational plans of the Company for the next three to five years in light of the May 26, 1999, acquisition of Environmental Systems Corporation. The initial strategic plan had been discussed previously at the January Board meeting.

     By letter dated June 14, 1999, Fauth made a proposal to acquire the Company for $12.50 per share, subject to various contingencies. The Board carefully considered this proposal at the already scheduled June 16, 1999, Board meeting. At this meeting, William Blair, which was already scheduled to make a comprehensive presentation regarding the Company and its options, also provided the Board with a preliminary analysis of Fauth's June 14, 1999, proposal. The Board considered, among other things,

o    the Company's historical financial results;

o the Company's current financial condition, including the recent acquisition of Environmental Systems Corporation;

o the Company's strategic and operational plans which evaluate and set forth plans for the Company's current technologies and markets;

o the status of the Company's research and development and new project prospects;


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

o    possible acquisitions;

o    the capability of the Company's management and other employees;

o stock market information, including an analysis of selected publicly traded companies comparable to the Company, an analysis of selected comparable acquisition transactions, historical trading prices and relationships to a number of market indices, a discounted cash flow analysis of the Company's future earnings and general stock price premiums for sale of control of public companies;

o impact on employees, customers, community, suppliers, and others that have a relationship with the Company; and

o    Fauth's background and the companies he had previously acquired.

Following this analysis, the Board voted unanimously to reject Fauth's June 14, 1999 proposal, and Mr. Doubles confirmed this by letter dated June 18, 1999.

     On June 16, 1999, before the Company could respond to his June 14, 1999 proposal, Fauth and his affiliates initiated a proxy contest. Fauth and his affiliates are seeking to replace three current members of the Board, including the Chairman, President and Chief Executive Officer, James E. Doubles, with himself and two of his subordinates. Fauth and his affiliates are also asking the Company's stockholders to approve a number of changes to the Company's Articles of Incorporation and bylaws. Approval of each of these proposals is a condition to consummation of the Fauth Offer. The Company believes that these proposals will, in the aggregate, impede the Company's ability to deal with the problem of hostile takeovers because they reduce the Board's opportunity to evaluate takeover proposals, to study alternatives and to determine the best course of action for the Company and its stockholders. In certain cases, the proposals of Fauth and his affiliates give a single director veto power with regard to the Company's response to a hostile takeover or certain other corporate actions.

     On July 9, 1999, Fauth and his affiliates announced the Fauth Offer. On July 11, 1999, the Board of Directors met with its financial advisors and concluded it could not evaluate the Fauth Offer at that time because the details had net yet been made available.

     On July 15, 1999, the Company's Board met with representatives of William Blair and the Company's counsel to consider the Fauth Offer. At this special meeting, the Company's Board of Directors unanimously determined to reject the Fauth Offer, based upon the Board's determination that the offer is not in the best interest of the Company and its stockholders. The Board considered the Fauth Offer to be highly contingent and without adequate assurances that financing would be available to carry it out. In addition, the Board concluded that acceptance of the Fauth Offer and the Fauth proxy proposals would make it extremely difficult for the Company to seek out alternative transactions at a greater value.


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

     Accordingly, based upon its deliberations over the past six months, as summarized above, the Board of Directors unanimously recommends that the Company's stockholders reject the offer and not tender their shares. In reaching its determinations and recommendations described above, the Board of Directors considered a number of factors, including the following:

     1. The numerous contingencies contained in the Fauth Offer, including many that are within Fauth's exclusive control. Other contingencies would require the shareholders at the Annual Meeting to waive anti-takeover provisions which have been in effect for Minnesota public corporations since the mid-1980's. The Board believes that these and other actions to be presented by Fauth at the Annual Meeting would strip the Board of its ability to control the acquisition process and obtain the maximum price for the Company's stockholders. In the last month alone, as a result of your Board's firm rejection of the $12.50 proposal, Mr. Fauth has raised his tender offer to $14.00 per share.

     2. The extremely vague and incomplete financing package set forth in the tender offer.

     3. The Company's business, assets, financial condition and future prospects, strategic direction of the Company's business, current conditions in the instrumentation industry, and the historical and current market prices for the Company's Shares.

     4. The Company's carefully structured long-term plan of independent growth through internal expansion and selective, strategic, negotiated acquisitions.

     5. The financial advice of the Company's independent financial advisor, William Blair & Company. This financial advice included extensive stock market information, discussion of possible future prices for the Company's Shares if the Company's plans are achieved, and discussion of other companies which have expressed an interest in the Company.

     6. The opinion of the Company's management that the terms of the Fauth Offer are inadequate based on its knowledge of the Company's business, its views as to the long-term financial plan and future prospects of the Company, the Company's long-term research and development efforts, and the Company's recent acquisitions, including Environmental Systems Corporation.

     7. Fauth's background and the companies he had previously acquired.

     8. The Board of Directors belief that the highly leveraged acquisition of the Company by Fauth, as contemplated by the Fauth Offer, would have a significantly adverse effect on the Company's relationships with its employees, customers, suppliers and other constituencies.


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     The Company's Board also authorized William Blair to continue its efforts to explore strategic alternatives, including seeking offers of greater value and undertaking further discussions with Fauth and his representatives.

     The forms of a letter to stockholders and press release communicating the recommendation of the Board of Directors of the Company to reject the Fauth Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement.

Item 5. Persons Retained, Employed or to Be Compensated

     The Company has retained William Blair to act as its financial advisor to render financial advisory and investment banking services in connection with the following:

o to assist the Company in analyzing its strategic options to enhance stockholder value, including, without limitation, evaluating possible acquisitions of other companies, a possible corporate restructuring or recapitalization, and a possible business combination (through a tender offer, merger, sale or exchange of stock, sale of all or a substantial part of its assets or otherwise) of the Company with another party (collectively, the "Possible Transaction"); and

o    the attempt of Fauth and his affiliates to acquire the Company.

     At the July 11, 1999, Board meeting, the Board further instructed William Blair to continue its work on possible ways to enhance stockholder value, including conducting a search to seek out a potential merger partner. In pursuing the foregoing, William Blair is authorized, among other things, to make a market check to determine the value of the Company if it were put up for sale.

     The Company is paying a retainer fee of $25,000 per quarter for a minimum of four quarters payable in cash for William Blair's services. In the event William Blair renders an opinion as to the fairness, from a financial point of view, of a Possible Transaction or advises the Board that it is unable to render such an opinion for a Possible Transaction the Company will pay William Blair a specified cash opinion fee, payable promptly after the rendering of such opinion or the communication of such advice.

     If the attempt of Fauth and his affiliates to acquire the Company is withdrawn or terminated prior to consummation of a Possible Transaction and Fauth and his affiliates make no significant further effort toward acquisition of the Company for a specified period of time, the Company will pay William Blair an additional specified fee for its efforts in assisting the Company in any proxy contest or similar efforts.

     In the event the Company consummates an acquisition involving total consideration in excess of $25 million in which William Blair renders financial advisory and investment banking services, the Company will pay William Blair a specified fee for


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such advice. Also, in the event a possible transaction is consumated, the
Company will pay William Blair a specified fee.

     The Company has also agreed to reimburse William Blair for its expenses (including legal fees and expenses of counsel) and to indemnify it against certain liabilities, including liabilities and expenses which may arise under federal securities laws.

     The Company has retained Corporate Investor Communications, Inc. ("CIC") to solicit proxies pursuant to the Proxy Statement and to provide related advisory services. The Company has agreed to pay CIC a fee of $35,000, together with reimbursement of out-of-pocket expenses, for its services.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders in connection with the Fauth Offer.

Item 6. Recent Transactions and Intent with Respect to Securities

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company, except for the following:

o On July 13, 1999, Kenneth J. Roering, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o On July 15, 1999, Lawrence J. Whalen, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o On July 15, 1999, Donald M. Sullivan, a director of the Company, acquired 3,000 Shares at $8.00 per share for a total of $24,000 upon the exercise of stock options;

o During the period May 28, 1998 through May 27, 1999, a total of 68,189 Shares were purchased under the Employee Stock Purchase Plan of 1994 (the "1994 Plan") at a price per share of $7.04 (85% of fair market value of $10.875). The number of employees participating during the period under the 1994 Plan is 163.

o During the period commencing June 22, 1999, and ending June 21, 2000, a total of 120,000 Shares have been elected for purchase under the 1994 Plan at initial price per share of $9.56 per share (85% of fair market value of $11.25). The number of employees participating during this period under the 1994 Plan is 289, including James E. Doubles and Robert F. Gallagher, executive officers of the Company.


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     (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender into the Fauth Offer any Shares which are held of record or beneficially owned by such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company

     (a) The Company, directly or through William Blair, is engaged in preliminary exploratory discussions with a number of companies concerning a possible business combination. The Company also is discussing the sale of one of its subsidiaries. William Blair also is assisting the Company as described in
Item 5 above in exploring options for enhancing stockholder value. Except for the foregoing activities, no negotiation is underway or is being undertaken by the Company in response to the Fauth Offer which relates to or would result in
(1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above in Items 4, 5 and 7, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Fauth Offer.

Item 8. Additional Information to be Furnished

     Not Applicable.

Item 9. Material to be Filed as Exhibits

Exhibit (a)(1) Letter to stockholders dated July 16, 1999.
Exhibit (a)(2) Form of press release dated July 16, 1999.
Exhibit (c)(1) Copy of the section entitled "EMPLOYMENT CONTRACTS" on pages 15-16 of the Proxy Statement of the Company dated July 2, 1999.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1999                   TSI Incorporated


                                       By /s/ James E. Doubles
                                          -------------------------------------
                                          James E. Doubles, President and Chief
                                          Executive Officer


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